Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

12 Months Ended
September 30, 2006
(millions)
Operating Revenue	$17,641

Operating Expenses	14,221

Income from operations	3,420

Other income	156

Interest and related charges	1,065

Income before income taxes	2,511

Income taxes	894

Minority Interest	5

Income from continuing operations	1,612
Income from discontinued operations	---
Cumulative effect of change in accounting principle (net of income tax benefit of $4)	(6)

Net income	$ 1,606

Earnings Per Common Share - Basic
Income from continuing operations	$4.63
Cumulative effect of changes in accounting principle	(0.02)
Net income	$4.61

Earnings Per Common Share - Diluted
Income from continuing operations	$4.60
Cumulative effect of changes in accounting principle	(0.02)
Net income	$4.58